ARC LOGISTICS PARTNERS LP

725 Fifth Avenue, 19th Floor

New York, NY 10022

(212) 993-1290

July 15, 2015

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arc Logistics Partners LP

Registration Statement on Form S-3

File No. 333-204835

Dear Mr. Schwall:

On behalf of Arc Logistics Partners LP (the “Registrant”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 (the “Registration Statement”), be accelerated to 4:00 p.m., Eastern time, on Friday, July 17, 2015, or as soon thereafter as practicable.

The Registrant hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Registrant. The Registrant hereby further acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (212) 993-1292 or Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133 with any questions regarding this matter.

[Signature page follows]

ARC LOGISTICS PARTNERS LP

By:	ARC LOGISTICS GP LLC
its General Partner

	By:	/s/ Steven Schnitzer
Steven Schnitzer
Senior Vice President, General Counsel and Secretary

cc:	Norman von Holtzendorff (Securities and Exchange Commission)

Brenda Lenahan (Vinson & Elkins L.L.P.)